UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 32)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 28, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
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1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
-------------------------------------------------------------------------------
3. SEC Use Only

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4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         1,795,100
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,795,100
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)     7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         2,568,200
                           ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,568,200
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions) (A)
    (B)

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization New York

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Number of                  7.       Sole Voting Power         1,922,400
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,922,400
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions) (A)
    (B)

-------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         1,697,900
                             --------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,697,900
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         1,359,800
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,359,800
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     John S. Horejsi Trust

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2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         100
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    100
                           ----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)     0.0004%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Badlands Trust Company

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2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
-------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

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Number of                  7.       Sole Voting Power         0
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       1,359,900
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           ----------------------------------------------------
Person With
                           10. Shared Dispositive Power 1,359,900
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (A)
   (B)
-------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             --------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         0
                           ----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           ----------------------------------------------------
Person With
                           10. Shared Dispositive Power 0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 32 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

On February 28, 2003 the Trust sent a letter to the Company notifying the Company of its intent to propose the adoption of three amendments to the Company's bylaws at the Company's 2003 annual meeting of shareholders. The first amendment will provide that directors are elected by a plurality of those voting through an amendment of Article III, Section 3 of the Company's Bylaws. The second amendment will establish certain qualifications for directors that hold over. The third amendment will provide for elections to fill board seats held by directors that hold over. The February 28, 2003 letter along with the proposed text of the resolutions is attached as Exhibit 23 and incorporated in this statement by reference.


Item 7.   Material to be Filed as Exhibits.

Exhibit 23. Letter from the Ernest Horejsi Trust No. 1B to the Company dated February 28, 2003 along with the proposed text of the resolutions.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003


                                   /s/ Stewart R. Horejsi
                                   --------------------------------------------
                                   Stewart R. Horejsi



                                   /s/ Stephen C. Miller
                                   --------------------------------------------
                                  Stephen C. Miller,  as Vice President of
                                  Badlands Trust Company,  trustee of the
                                  Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the Susan L. Ciciora Trust, and the John S. Horejsi Trust.

EXHIBIT 23

                           ERNEST HOREJSI TRUST NO. 1B
                           C/o Badlands Trust Company
                                  614 Broadway
                                   PO Box 801
                           Yankton, South Dakota 57078

                                February 28, 2003


BY FEDERAL EXPRESS AND U.S. MAIL
First Financial Fund, Inc.
Arthur J. Brown, Secretary,
c/o Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Washington, DC 20036-1800

First Financial Fund, Inc.
c/o Jack Benintende
Prudential Financial Services
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102


Gentlemen:

Pursuant to Article II, Section 10 of the By-laws of First Financial Fund, Inc. (the "Fund"), the Ernest Horejsi Trust No. 1B (the "Trust"), whose address is set forth above, hereby notifies the Fund that the Trust intends to propose the adoption of three amendments to the Fund's bylaws at the Fund's 2003 annual meeting of shareholders. The first amendment will provide that directors are elected by a plurality of those voting and repeal Article III, Section 3 of the Bylaws. The second amendment will establish certain qualifications for directors that hold over. The third amendment will provide for elections to fill board seats held by directors that hold over. The text of the resolutions that the Trust currently intends to recommend to Fund shareholders is attached as Exhibit A.

The Trust represents to the Fund that as of the date of this notice the Trust is a shareholder of record of 100 shares of the Fund's common stock (the "Shares") represented by certificate number FF17967 and the beneficial shareholder of an additional 1,795,000 Shares and will be entitled to vote at the Meeting. The Trust further represents to the Fund that the Trust intends to be present at the Meeting in person or by proxy to introduce the proposals specified in this notice.

For more than one year, the Trust has continuously owned Shares having a market value of at least $2,000 and, in addition, during this period the Trust has continuously owned more than 1% of the outstanding Shares. The Trust hereby represents to the Fund that the Trust intends to continue to own, through the date of the Meeting, Shares with a market value of at least $2,000 or at least 1% of the outstanding Shares. We are enclosing for your records a copy of Amendment No. 31 to the Statement on Schedule 13D filed by the Trust and other entities with the Securities and Exchange Commission on February 24, 2003, showing the Trust's ownership, as of a date that is more than one year prior to the date of this letter, of a total of 1,795,100 Shares, which, as indicated above, the Trust continues to hold as of the date of this letter.

Please contact me at (303) 442-2156 or call our counsel at Bartlit Beck Herman Palenchar & Scott, Thomas R. Stephens, at (303) 592-3144 if you have questions. In addition, on any written response, please copy Mr. Stephens at 1899 Wynkoop, Eighth Floor, Denver, CO 80202 and the undersigned at 1680 38th Street, Suite 800, Boulder, CO 80301. Please fax a copy of any written response to the undersigned at (303) 245-0420.


                                         Sincerely,

                                         ERNEST HOREJSI TRUST NO. 1B

                                         By: Badlands Trust Company, as Trustee

                                         /s/ Stephen C. Miller
                                         -----------------------------------
                                         By: Stephen C. Miller, Vice President

cc: Mr. Thomas T. Mooney (via courier)
Mr. Stewart R. Horejsi (via facsimile)
James H. Hulme, Esq. (via facsimile)

                                    Exhibit A


Proposal 1.

Resolved, that Article III, Section 3 of the bylaws is hereby amended and restated in its entirety, with such action to be effective with respect to any election of directors at the meeting in which the Corporation's stockholders approve such repeal and thereafter.

         Section 3. Election. Directors shall be elected by vote of a plurality of all the votes cast at a meeting at which a quorum is present. This
         Section 3 of Article III shall be amended only be a vote of the Corporation's stockholders.

Proposal 2.

Resolved, that a new Article III, Section 12 of the bylaws is hereby added, such section to read as follows:

         Section 12. Qualifications of Directors Holding Over. In case of failure to elect one or more directors at a stockholders' meeting, the director or directors holding over shall only continue in office, and shall only be qualified to serve, until the day upon which such director turns age 60. This Section 12 of Article III shall become effective immediately upon adoption by the Corporation's stockholders and shall apply to any director or directors holding over at the time of adoption or any time thereafter. This Section 12 of Article III shall be amended only by a vote of the Corporation's stockholders.

Proposal 3.

Resolved, that a new Article III, Section 13 of the bylaws is hereby added, such section to read as follows:

         Section 13. Elections to Fill Seats of Directors Holding Over. In case of failure to elect one or more directors at a stockholders' meeting, at the next stockholders' meeting immediately following the meeting at which there was a failure to elect one or more directors, the stockholders of the Corporation shall elect successors to any directors holding over. This Section 13 of Article III shall become effective immediately upon adoption by the Corporation's stockholders and shall apply at the stockholders' meeting during which this Section 13 of
         Article III was adopted, including with respect to any directors holding over at the time of such meeting. If successors to any directors holding over are not elected at any such meeting, then a special meeting of stockholders shall be held within 60 days in order to elect successors to any director holding over. This Section 13 of
         Article III shall be amended only by a vote of the Corporation's stockholders.